UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

BigBear.ai Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

08975B109

(CUSIP Number)

BBAI Ultimate Holdings, LLC

6700 Broken Sound Parkway NW

Boca Raton, FL 33487

Attention: Melissa Klafter

(561) 372-7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons BBAI Ultimate Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 30,470,233
	9	Sole dispositive power 0
	10	Shared dispositive power 30,470,233

11	Aggregate amount beneficially owned by each reporting person 30,470,233
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 12.2%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

1	Names of reporting persons Michael R. Greene
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 94,944,125
	9	Sole dispositive power 0
	10	Shared dispositive power 94,944,125

11	Aggregate amount beneficially owned by each reporting person 94,944,125
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.9%(1)
14	Type of reporting person (see instructions) IN

(1)

Calculation is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

1	Names of reporting persons David H. Rowe
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 94,944,125
	9	Sole dispositive power 0
	10	Shared dispositive power 94,944,125

11	Aggregate amount beneficially owned by each reporting person 94,944,125
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.9%(1)
14	Type of reporting person (see instructions) IN

(1)

Calculation is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

1	Names of reporting persons Aeroequity GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 94,452,378
	9	Sole dispositive power 0
	10	Shared dispositive power 94,452,378

11	Aggregate amount beneficially owned by each reporting person 94,452,378
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.7%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

1	Names of reporting persons Pangiam Ultimate Holdings, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,982,145
	9	Sole dispositive power 0
	10	Shared dispositive power 63,982,145

11	Aggregate amount beneficially owned by each reporting person 63,982,145
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.5%(1)
14	Type of reporting person (see instructions) OO

(1)

Calculation is based upon 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

Explanatory Note

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment No. 13 (“Amendment No. 13”) to Schedule 13D relates to the shares of common stock, par value $0.0001 per share (“Common Stock”) of BigBear.ai Holdings, Inc. (f/k/a GigCapital4, Inc.), a Delaware corporation (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Persons on December 17, 2021, as amended by Amendment No. 1 filed on April 6, 2023, Amendment No. 2 filed on May 23, 2023, Amendment No. 3 filed on June 15, 2023, Amendment No. 4 filed on March 1, 2024, Amendment No. 5 filed on March 18, 2024, Amendment No. 6 filed on July 5, 2024, Amendment No. 7 filed on October 31, 2024, Amendment No. 8 filed on November 13, 2024, Amendment No. 9 filed on November 25, 2024, Amendment No. 10 filed on November 27, 2024, Amendment No. 11 filed on December 4, 2024 and Amendment No. 12 filed on December 6, 2024 (“Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 13 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 13 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety:

(a) The following information is as of the date hereof and is based on the 250,585,897 shares of Common Stock of the Issuer issued and outstanding as of November 1, 2024 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

Holdings is the direct beneficial owner of 30,470,233 shares of Common Stock. Holdings beneficially owns 12.2% of the Common Stock outstanding as of the date of this Amendment No. 13.

Pangiam is the direct beneficial owner of 63,982,145 shares of Common Stock. Pangiam beneficially owns 25.5% of the Common Stock outstanding as of the date of this Amendment No. 13.

Kirk Michael Konert, a Partner at AE Industrial Partners, LP, and Jeffrey Hart, a Principal at AE Industrial Partners, LP, have each agreed to assign, transfer, convey and deliver to AE Industrial Partners, LP, any shares of Common Stock granted to Mr. Konert and Mr. Hart in connection with their service on the board of directors of the Issuer (the “Director Shares”).

Voting and dispositive power with respect to the shares of Common Stock held by each of Holdings and Pangiam and with respect to the 491,747 Director Shares is exercised by Michael R. Greene and David H. Rowe.

(b) Each Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Amendment No. 13.

(c) Schedule A annexed hereto lists all transactions in the Common Stock since the filing of Amendment No. 12. All of such transactions were effected in the open market.

Item 7. Material to be Filed as Exhibits

Exhibit

1	Joint Filing Agreement among the Reporting Persons, dated as of March 1, 2024 (as incorporated by reference to Exhibit 1 to Amendment No. 4).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 10, 2024

BBAI ULTIMATE HOLDINGS, LLC

By:	/s/ Jeffrey Hart
Name:	Jeffrey Hart
Title:	Vice President and Secretary

AEROEQUITY GP, LLC

By:	/s/ Michael R. Greene
Name:	Michael R. Greene
Title:	Managing Member

By:	/s/ Michael R. Greene
Name:	Michael R. Greene

By:	/s/ David H. Rowe
Name:	David H. Rowe

PANGIAM ULTIMATE HOLDINGS, LLC

By:	/s/ Bryan McElwee
Name:	Bryan McElwee
Title:	Vice President

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 12

Shares of Common Stock Purchased/Sold	Price per Share ($)1	Date of Purchase/Sale
6,328,2382	3.393	12/06/2024
9,003,4244	3.935	12/09/2024

1

The prices reported in this column for sales of shares are weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price such shares were sold.

2	The reported sales of shares of Common Stock were sold pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person on May 7, 2024.
3	These shares were sold in multiple transactions at prices ranging from $3.10 to $3.61, inclusive.
4	The reported sales of shares of Common Stock were sold pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person on May 7, 2024.
5	These shares were sold in multiple transactions at prices ranging from $3.55 to $4.49, inclusive.